

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

August 14, 2017

<u>Via E-Mail</u>
Luke H. Paladino
Trust Division
U.S. Bank National Association
1700 Farnam Street
Omaha, Nebraska 68102

      Re: **Kiewit Royalty Trust**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 30, 2017
              File No. 000-10810

Dear Mr. Paladino:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note your discussion of "coal tons under lease" and "current economic tons". Please quantify and disclose these tonnage amounts for each lease in your filing and disclose your coal reserves for each mine, disclosing whether the coal is steam or metallurgical coal, the recoverable tonnage, Btu, and sulfur content. In addition please disclose the average mining and wash plant recoveries.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining